

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via E-mail
Stuart Rosenstein
Executive Vice President, Chief Financial Officer and Secretary
Townsquare Media, LLC
240 Greenwich Avenue
Greenwich, CT 06830

>   **Re: Townsquare Media, LLC**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted on June 9, 2014**
>   **File No. 377-00602**

Dear Mr. Rosenstein:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. Please disclose that there will be three classes of authorized common stock outstanding, Class A, Class B and Class C common stock. Briefly describe the different rights between the three classes. If holders of the outstanding Class B common stock, which has ten votes per share, will have voting control over the company, so state and identify the holders with control.

Prospectus Summary, page 1

2. Per comment 5 of our comment letter dated June 4, 2014, please continue to balance and shorten your summary disclosure, remove repetitive disclosure, and avoid drafting it as a marketing document. For example, please remove the following subsections from your prospectus summary as they are more appropriate for disclosure in the Business section

where they can be discussed in more detail with more context: "Operating Strategy" on page 9, "and "Acquisition Strategy" on page 11. Furthermore, shorten the information about your "Competitive Strengths" by highlighting the information about your emphasis on local markets in clear, concise language and avoiding repetition. These are just examples.

3. We note your response to comment 9. We continue to believe that a brief, concise summary of your recent acquisition activity is appropriate in your prospectus summary. As an example, we note the summary you provide on page 50 of your MD&A. In addition, please disclose your net revenue, net income and EBITDA for the year ended December 31, 2012.

4. We note your revised disclosure on page 33 regarding the ownership of Oaktree and the FiveWire Holders following the offering. Please revise your summary to discuss Oaktree's continued participation following the offering, including its board ownership. In addition, please discuss management's investments in connection with this offering. This disclosure should address the different voting rights of the Class A, Class B and Class C shares.

National Digital Assets, page 4

5. We note your response to comment 13. Please provide an indication of the amount of revenues you receive under your revenue-sharing arrangements as compared to your owned and operated websites.

6. We note your statement that the "digital properties we represent, together with our owned and operated national websites, generate more monthly unique visitors than Vevo and Spotify combined." Based on your disclosure, it appears that the vast majority of these unique visitors were generated by over 150 third-party websites. Please revise your disclosure to clearly differentiate between your owned and operated websites and your third-party advertising services. Moreover, please disclose whether Vevo and Spotify represent the next largest digital advertising networks focused on music content. If not, please tell us why you believe this comparison is relevant to investors.

Monetization of Our Audience Relationships, page 7

7. We note your disclosure providing revenue per listener on a pro forma basis. Please disclose revenue per listener on an as-reported basis as well.

Reliable and Substantial Cash Flow Generation, page 9

8. We note your response to comment 15. Please explain why you are disclosing the percentage that capital expenditures and cash taxes represents of Pro Forma Adjusted EBITDA to illustrate your cash flow. In this regard, we note that you use Pro Forma Adjusted EBITDA to evaluate your operating performance, and it excludes capital expenditures and cash taxes.

9. To provide context, please disclose your net cash provided by operating activities for the year ended December 31, 2013.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 17

10. We note your response to comment 19. Please reconcile "Free cash flow" to cash flows from operating activities instead of "Adjusted EBITDA." In addition, please refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

11. Refer to "Pro Forma Adjusted EBITDA." Please revise the title since it does not appear that such non-GAAP measure is prepared and presented in accordance with Article 11 of Regulation S-X.

Risk Factors, page 20

Our substantial indebtedness could have an adverse impact on us, page 30

12. In response to comment 22, you disclose your annual debt service requirements as a percentage of Pro Forma Adjusted EBITDA, a measure that excludes interest expense. Instead, please disclose your annual debt service requirements as a percentage of net cash from operating activities

Unaudited Pro Forma Condensed Consolidated Financial Information, page 47

13. We have considered your response to comment 25 and it remains unclear how your pro forma adjustment to historical interest expense complies with Rules 11-02(b)(6)(i),(ii) and (iii) of Regulation S-X. According to the preamble for the pro forma presentation the purpose of the presentation is to give pro forma effect to the "Transactions", certain identified acquisitions and divestitures and related financings. As such "giving [pro forma] effect to the use of proceeds from [the proposed] offering to pay down [the Company's] term loans" does not appear to meet the three criteria of Rule 11-02(b)(6). Such an interest expense reduction does not appear to be directly related to the "Transactions": certain identified acquisitions, divestitures and related financings. Neither does such an interest expense reduction appear to be factual supportable or of continuing impact. Please either revise or explain for us how this pro forma adjustment meets all three of the criteria of Rule 11-02(b)(6) of Regulation S-X.

14. Similarly, it appears as though a pro forma interest expense reduction related to the $265.0 million of original Unsecured Senior Notes is unwarranted because it is not directly related to the "Transactions" and it is already reflected in the historical operating results of the Company. Please either revise or explain for us how this pro forma adjustment meets all three of the criteria of Rule 11-02(b)(6) of Regulation S-X.

15. It appears to us that the pro forma additions to interest expense for the $145.9 million of add-on Unsecured Senior Notes and the $73.9 million Senior Secured Credit Facility are calculated to reflect a full twelve months of interest expense. Please revise these pro forma adjustments to reflect pro forma interest expense for these financings from the beginning of the year presented, January 1, 2013, to the date when such transactions were included in the historical results of operation.

16. We note that your response to comment 25 that the Company calculated its 0.15% one month LIBOR rate based upon rates for 2014. Please revise to reflect the historical LIBOR to the period in 2013 covered by the pro forma adjustment.

17. Further, please either omit the pro forma interest reductions related to the Boise and Columbus II acquisition or explain for us how these and the pro forma adjustment related to amortization deferred financing cost and bond premium received each meet all of the criteria of Rule 11-02(b)(6) of Regulation S-X.

Use of Proceeds, page 40

18. We note your intent to use a portion of the proceeds to repay your outstanding 10% Senior PIK Notes due 2019 and a portion of the outstanding term loans under your Senior Secured Credit Facility. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please describe the use of proceeds from such indebtedness to the extent it has been incurred within the last year.

Management's Discussion and Analysis of Financial Condition…, page 50

19. Please revise your overview to address the potential impact of the difference in ad rates between advertising on terrestrial radio and online and mobile advertising on your performance and results of operation.

Liquidity and Capital Resources, page 62

20. Please provide a detailed and quantified discussion of the changes to your liquidity and capital resources as a result of the anticipated use of the offering proceeds. Discuss and quantify how your debt service and other obligations will change upon the repayment of certain indebtedness with the offering proceeds.

21. Please disclose the percentage of your cash flows from operations that must be dedicated to debt service, both principal and interest.

Business, page 69

Transactions, page 97

22. Please revise your disclosure to quantify the purchase price for each transaction, including the value of assumed debt, if any. Also, disclose any debt you incurred to pay for the acquisitions.

Financial Statements

Legal Costs, page F-15

23. It appears from the revisions made in response to comment 34 that the accrual and subsequent reversal of legal costs of lawsuits had a material impact on your results of operations. Please disclose the methods of applying this accounting policy in accordance with ASC 450-20-S99-2.

Note 3. Business Acquisitions, page F-17

24. As previously requested in comment 35, please tell us and disclose how you determined the value of the equity instruments issued as consideration in the Double O acquisition. Tell us and disclose the valuation methodology and the nature of the material assumptions involved. Tell us and disclose the extent to which the estimates were considered highly complex and subjective.

25. We note that the first paragraph of page F-19 discloses that multiples of Contribution were used to determine the value of Class A Common Units and Class A Preferred Units of Townsquare Media LLC ("or warrants to purchase the same") exchanged as consideration for your acquisitions of Peak II Holding, LLC (Peak). Tell us and disclose the nature of the material assumptions involved and the extent to which the estimates are considered highly complex and subjective.

26. Similarly, we considered your response to comment 36 and the revised disclosure in the revised fifth paragraph of page F-17 and the second paragraph of page F-20. Tell us and disclose the nature of the material assumptions involved and the extent to which the estimates are considered highly complex and subjective.

27. Please expand your disclosures to identify the accounting policies and material assumptions used to determine the value of the warrants to purchase common and preferred warrants such as those exchanged in the Double O and Peak II Holding, LLC (Peak) acquisitions.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director